COMPLAINT AND DEMAND FOR JURY TRIAL - Page 1

David B. Cotner
Boone, Karlberg & Haddon
300 Central Square
201 West Main
P.O. Box 9199
Missoula, MT 59807-9199
(406) 543-6646

     Attorneys for Plaintiff






MONTANA TWENTIETH JUDICIAL DISTRICT COURT, SANDERS COUNTY


U.S. ANTIMONY CORPORATION, a Montana corporation,

Plaintiff,

vs.

WALTER L. MAGUIRE, SR.,

Defendant.

Cause No.




COMPLAINT AND DEMAND FOR JURY TRIAL

     COMES NOW U.S. Antimony Corporation, by and through its counsel, and pleads, avers and alleges as a cause of action as follows:
INTRODUCTION
     1. U.S. Antimony Corporation is a Montana corporation in good standing, with its principal place of business in Thompson Falls, Montana.
     2. Walter L. Maguire, Sr. (hereinafter referred to as "Maguire") is a resident of Virginia.
     3. Maguire is a shareholder of U.S. Antimony Corporation according to the December 31, 1997 10-K of U.S. Antimony Corporation beneficially controlling 2,167,917 shares, including stock warrants.
     4. The amount of common stock controlled or owned by Maguire increased from 1,354,757 in 1988 to 1,857,917 shares in 1997.
     5. Maguire has been a shareholder of U.S. Antimony Corporation continuously since 1971.
     6. Maguire is a director of U.S. Antimony Corporation and has continuously served as a director of U.S. Antimony Corporation since 1988.
     7. Maguire became a creditor of U.S. Antimony Corporation by acquiring convertible debentures in the following amounts:
          April 1, 1985          $200,000
          May 2, 1988          $ 30,000
          July 12, 1988          $ 20,000
          November 2, 1988     $ 85,000
(hereinafter collectively referred to as "Debentures").
     8. Upon information and belief, U.S. Antimony Corporation alleges that Maguire is presently the sole income beneficiary of a Walter L. Maguire, 1935-1 Trust (hereinafter referred to as "Trust").
     9. Maguire has represented to U.S. Antimony Corporation, the board of directors and other shareholders that he had pledged the Debentures as security for a debt owed to the Trust sometime after issuance of the Debentures.
     10. Upon information and belief, a person by the name of Ronald M. Meneo identified himself as a trustee of the Trust on or before June 20, 1995.
     11. USAC has never been provided documentation verifying the identity of any of the trustees of the Trust.
     12. Between 1989 and 1996, U.S. Antimony Corporation was financially troubled and on the verge of bankruptcy, due in part to an excessive debt to equity ratio.
     13. To prevent Bankruptcy and in order to raise capital, U.S. Antimony Corporation engaged in a series of transactions, the purpose of which was to reorganize its debts and liabilities.
     14. The transactions referenced above included the exchange of the debts of the corporation for equity in the corporation.
     15. As part of the planned debt for equity exchange, the owners and holders of debentures issued by U.S. Antimony Corporation and other creditors of U.S. Antimony Corporation, including the Trust and others, were offered shares of preferred stock in exchange for return of the debentures and release of other debts at a rate of 55 cents per share.
     16. Maguire, individually and as agent of the 1935 Trust, agreed to the exchange of debt for equity and represented to U.S. Antimony Corporation, its directors, other debenture holders and other investors that he controlled the Trust and that the Trust would convert the debentures of the corporation at the agreed upon rate of 55 cents per share.
     17. Based on his representations concerning control of the Trust and his representations contained in SEC filed documents, Maguire acted as an agent of the Trust at all times including but not limited to, participating in determining the debenture exchange rate which was ultimately agreed upon and approved by the Board of Directors of U.S. Antimony Corporation.
     18. Maguire as a Director of USAC approved the preparation of a fairness opinion, Offer to Purchase dated November 21, 1997 and Proxy to Shareholders dated September 5, 1997.
     19. Maguire represented that he controlled the Trust and required a fairness opinion of the conversion rate to satisfy the Trust.
     20. Maguire, in his capacity as beneficial owner of shares of stock including stock allegedly owned by the Trust, voted all the beneficially owned stock attributable to him in favor of the Proxy to Shareholders involving the exchange of debentures for equity described above.
     21. In reliance upon the statements of Maguire as agent of the Trust, U.S. Antimony Corporation, pursuant to the 1997 Proxy to Shareholders, made an offer to the debenture holders and certain designated other creditors of the Corporation to exchange debt for equity at the agreed upon and board approved rate of 55 cents per share.
     22. Maguire, at the October 3, 1997 U.S. Antimony Corporation shareholder meeting, voted all the common stock attributed to him in the 1997 USAC 10-K as a "beneficial owner" to approve the proxy authorizing the exchange of stock for debentures which constituted 28% of all common stock voted.
     23. In reliance upon the representations of Maguire as agent for the Trust, creditors and debenture holders, except the Trust and Terry Maguire, accepted the debt for equity offer and exchanged debt for equity at a rate of 55 cents per share.
     24. Other investors purchased unregistered U.S. Antimony Corporation stock upon reliance from Maguire that the Trust would convert the debenture pursuant to the terms of this proxy.
     25. U.S. Antimony Corporation detrimentally relied upon Maguire's representations and promises which were made in his capacity as an agent of the Trust, that the trust would exchange debt for equity in U.S. Antimony Corporation at the rate of 55 cents per share.
     26. On April 8, 1998, U.S. Antimony Corporation learned after the October 3, 1997 shareholder meeting that the Trust had no intention of fulfilling its agreement to exchange debt for equity at the agreed upon rate of 55 cents per share.
     27. As a result of Maguire's breach of his representation that the Trust would exchange debt for equity at the agreed upon rate of 55 cents per share, U.S. Antimony Corporation was unable to raise capital through the sale of shares of common stock at prices commensurate with the company's true economic worth.
     28. As a result of Maguire's actions and breach of representation concerning the Trust's agreement to exchange debt for equity at the agreed upon rate of 55 cents per share, U.S. Antimony Corporation stock prices have been adversely affected which affected the company's ability to raise capital through the sale of shares of common stock and further adversely affected the expansion of its market share of the antimony market, causing damage to U.S. Antimony Corporation.
COUNT I
Breach of Director Duties
     29. The allegations contained in paragraphs 1 through 28 are incorporated by reference and realleged as if set forth herein in verbatim.
     30. Maguire as a director of U.S. Antimony Corporation owed the corporation duties of undivided and unqualified loyalty, to act in good faith, to act with the care of an ordinary prudent person in similar position would exercise in like circumstances and to act in a manner the director reasonably believes to be in the best interests of U.S. Antimony Corporation.
     31. Maguire breached his duty of loyalty, upon information and belief, misled the corporation and its board of directors concerning his authority to vote and bind the Trust to the terms of conversion set forth in the 1997 Proxy and Offer To Purchase dated November 21, 1997, including but not limited to the following additional breaches of his director duty:
           a. concealing the terms of his pledge of the Debentures to the Trust;
          b. concealing the terms of his pledge of certain common stock to the Trust;
          c. voting shares either pledged to or owned by the Trust on October 3, 1997 at the U.S. Antimony Corporation shareholder meeting by concealing that the Trust had withdrawn permission to vote the shares in favor of the Proxy to convert and/or that the Trust would not convert the Debentures on the terms set forth in the Proxy and Offer to Purchase dated November 21, 1997; and
          d. concealing the intentions of the Trust on conversion of the Debentures at the time of the publication of the 1997 Proxy and Offer to Purchase November 21, 1997.
     32. As a result of Maguire's breach, U.S. Antimony Corporation suffered damages in the sum of at least One Million Five Hundred Thousand Dollars ($1,500,000.00) and a further amount to be proven at trial.
COUNT II
Conspiracy
     33. The allegations contained in paragraphs 1 through 32 are realleged as if set forth in verbatim herein.
     34. Maguire, upon information and belief, through his acts, conduct, and omissions, acted in concert with the Trust in a scheme to deceive the corporation and the shareholders to obtain stock after the proxy at a more favorable or more preferential price than offered to other shareholders to their detriment but enuring to Maguire's benefit as the primary income beneficiary of the Trust.
     35. As a result of this scheme, U.S. Antimony Corporation suffered damages in the sum of at least One Million Five Hundred Thousand Dollars ($1,500,000.00) and a further amount to be proven at trial.
COUNT III
Constructive Fraud
     36. U.S. Antimony Corporation realleges and incorporates by reference the allegations contained in paragraphs 1 through 35 as if set forth in verbatim.
     37. Maguire's acts, omissions, and conduct misled Plaintiff by, among other things, Maguire making misleading and false assertions that he had control over the Trust and that the Trust would convert the debentures according to the 1997 Proxy.
     38. Maguire's false and misleading assertions, action, and conduct inured to the benefit of the Trust and/or Maguire to the detriment of U.S. Antimony Corporation.
     39. As a result of the constructive fraud, U.S. Antimony Corporation suffered damages in the sum of at least One Million Five Hundred Thousand Dollars ($1,500,000.00) and a further amount to be proven at trial.
     WHEREFORE, PLAINTIFF prays:
     1. For an award of damages against Defendant in the sum of at least One Million Five Hundred Thousand Dollars ($1,500,000.00) and a further amount to be proven at the time of trial.
     2.     For costs of suit.
     3. For such other and further relief as the Court may deem just and proper.
     DATED this _____ day of _________________, 1998.
                                   BOONE, KARLBERG & HADDON

                                   By:___________________________
                                        David B. Cotner
                                        Attorneys for Plaintiff
      DEMAND FOR JURY TRIAL

     COME NOW the Plaintiffs and demand a jury trial of all issues so triable.

     DATED THIS _____ day of July, 1998.


                         BOONE, KARLBERG & HADEN



                         By _________________________________
                                    David Cotner
                         Attorneys for Plaintiff